This Form CB contains 9 pages, including all exhibits.




05065358

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
SEP 06 2005
WASH, D.C.
209
SECTION

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Takara Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Takara Co., Ltd.
19-16, Aoto 4-chome, Katsushika-ku,
Tokyo, 125-8503, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Takara Co., Ltd.
19-16, Aoto 4-chome, Katsushika-ku,
Tokyo, 125-8503, Japan
Tel: 81-3-33603-2131
Ryozo Kubo
Chief of Finance & Accounting and Operating Officer

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 22, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of the Notice of Resolution at the Extraordinary General Meeting of Shareholders disseminated to shareholders, dated September 6, 2005.

(b) Not applicable.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the Notice of Resolution at the Extraordinary General Meeting of Shareholders.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On August 22, 2005, Takara Co., Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Takara CO., Ltd.

By: 

Name: Nobuyuki Okude
Title: President & CEO
Date: **September 6, 2005**

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of the Notice of Resolution at the Extraordinary General Meeting of Shareholders disseminated to shareholders, dated September 6, 2005.

Exhibit 1

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

(Translation)

September 6, 2005

Nobuyuki Okude
President and CEO
TAKARA Co., Ltd.
4-19-16 Aoto, Katsushika-ku, Tokyo

Dear Shareholder,

NOTICE OF RESOLUTION AT THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

The Company hereby informs you that the following resolutions were made at its extraordinary general meeting of shareholders held today.

Items Resolved:

Agenda Item 1: Approval of merger agreement between the Company and TOMY Company, Ltd.
This proposal was approved as originally proposed.

Agenda Item 2: Issuance of new shares through a third-party allocation.
This proposal was approved as originally proposed.

* This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.